UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 15, 2011

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Re:  Audit of US GAAP Consolidated Financial Statements of the Company and Changes in Principal Certifying Accountants

We refer to the Form 6-K filed by the Company on 9 June 2011.

In the said 6-K, the Company had, inter alia, mentioned that:

“Further to the above, the Board of Directors, on the recommendation of Audit Committee, has appointed S. R. Batliboi & Associates as Principal Certifying Accountants to perform audit of consolidated financials of the Company as per US GAAP for the year ending 31 December 2011 including the quarterly limited reviews.”

Please note that the name of newly appointed Principal Certifying Accountants was inadvertently mentioned as S. R. Batliboi & Associates.  In fact, the Board of Directors, on the recommendation of Audit Committee, has appointed Ernst & Young (and not S.R. Batliboi & Associates) as Principal Certifying Accountants to perform audit of consolidated financials of the Company as per US GAAP for the year ending 31 December 2011 including the quarterly limited reviews.

Accordingly, the correct paragraph should read as under:

“Further to the above, the Board of Directors, on the recommendation of Audit Committee, has appointed Ernst & Young as Principal Certifying Accountants to perform audit of consolidated financials of the Company as per US GAAP for the year ending 31 December 2011 including the quarterly limited reviews.”

Except the above, there is no change in the other matter mentioned in the said Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 15, 2011	By:	/s/ ARUN KANAKAL
Arun Kanakal
Vice President & Company Secretary